UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934



                      SILVER RESERVE CORP.
_________________________________________________________________
                        (Name of Issuer)


            Common Stock, Par Value $0.0001 per share
_________________________________________________________________
                  (Title of Class of Securities


                            828103101
                  ____________________________
                         (CUSIP Number)


                         TODD MONTGOMERY
                   1003, 2010 Ulster Rd. N.W.
                    Calgary, Alberta T2N 4C2
                      Phone: (775) 741-5280
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                            Copy to:

                       Jonathan H. Gardner
                        Kavinoky Cook LLP
                 726 Exchange Street, Suite 800
                       Buffalo, NY  14210
                          716-845-6000


                          July 8, 2008
                     _______________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP NO. 828103101

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       TODD MONTGOMERY

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS:  PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Canadian


NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          2,538,500
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            2,538,500

                    10.     SHARED DISPOSITIVE POWER
                            -0-


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,538,500 shares of common stock of the Issuer.


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.8%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.

     (a)  Title and Class of Security:

          Silver Reserve Corp. (the "Issuer")
          Common Stock, Par Value $.0001 per
          share ("the Shares")

     (b)  Name of Issuer and Address of Issuer's Principal
          Executive Offices:

          Silver Reserve Corp.
          1135 Terminal Way, Suite 207B
          Reno, Nevada  89502

ITEM 2.   IDENTITY AND BACKGROUND.

(1)            Todd Montgomery

          Address:       1003, 2010 Ulster Rd. N.W.
                         Calgary, Alberta T2N 4C2

          CEO, Silver Reserve Corp.

      (d) no
      (e) no
      (f) Canadian

   NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE PERSON LISTED BELOW (THE "REPORTING PERSON") SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSON (I) IS ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, IS THE BENEFICIAL OWNER OF ANY SHARES OTHER THAN THE SHARES IN WHICH THE REPORTING PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS.

All of the 2,538,000 shares were purchased in a private placement.

ITEM 4.     PURPOSE OF TRANSACTION.

The Reporting Person is the chief executive officer of the issuer and a director of the issuer. The Shares have been acquired by the Reporting Person for investment purposes. The Reporting Person intends to continue to evaluate his respective investments in the Shares. The Reporting Person may make additional purchases or may sell the Shares in open market or in private negotiated transactions. Any such purchase or sale will depend upon his evaluation of his respective investments, upon the amounts and prices of available Shares, and upon other relevant circumstances.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person hereby reports direct ownership of 2,450,000 shares of common stock and indirect ownership of 88,500 shares of common stock of the Issuer, representing 5.8% of outstanding shares of the Issuer. The percentage assumes that the number of Shares of common stock of the Issuer outstanding is 43,710,569 Shares (as reported in the Issuer's Form 10-Q as of March 31, 2008).

(b) The Reporting Person has sole voting and dispositive power with respect to 2,538,500 shares of common stock.

(c) The following purchases of the Shares during the past sixty days are as follows:

                                             Price/Share (in
                                             Dollars
Purchase In The                Number of     Commissions not
    Name Of         Date       Shares        included)

Todd Montgomery   Jul 8, 2008  1,000,000     US$.50




This transaction was effectuated through a private placement.

(d) Not applicable

(e) Not applicable

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Person is a major Shareholder of the Issuer.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          not applicable

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED this 18th day of July, 2008.




/s/Todd Montgomery
   Todd Montgomery